

July 13, 2011

<u>Via Email</u>

Ruben Azrak
Chairman & CEO
Excel Corporation
1384 Broadway, 17th Floor
New York, NY 10018

> **Re: Excel Corporation**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed July 7, 2011**
> **File No. 333-173702**

Dear Mr. Azrak:

We have reviewed your response letter dated July 7, 2011 and the above-referenced filing, and have the following comments.

<u>General</u>

1.   The disclosure regarding your use of offering proceeds is inconsistent. For example, we note your disclosure on pages 2 and 6 that if the offering is successful, you will receive $400,000 in proceeds "before expenses." This is inconsistent with your disclosure on pages 17 and 40, which states that you do not plan to use any offering proceeds to pay offering expenses. In addition, your disclosure in the sixth paragraph on page 27 states that you expect to utilize approximately $50,000 of the offering proceeds to develop and exploit one or more brands that you intend to license. This is inconsistent with your disclosure in the eighth paragraph on page 27, which states that you plan to use $40,000 of the offering proceeds to develop brands other than V7, and your disclosure on pages 5 and 17, which states that you plan to use $340,000 to investigate and acquire brands to license. Please revise throughout your prospectus to ensure that your disclosure regarding use of offering proceeds is consistent.

<u>Outside Front Cover Page of Prospectus</u>

2.   Please disclose that you will pay all offering expenses, currently estimated at $74,000, using existing cash, and that none of the offering proceeds will be used to pay any offering expenses.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 if you have questions regarding comments on the financial statements and related matters. Please contact

Evan Jacobson at (202) 551-3428 or me at (202) 551-3462 with any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara Jacobs, at (202) 551-3735.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
       Mitchell Lampert, Esq.
       Meister Seelig & Feinn LLP